Exhibit 99.1

PRESS RELEASE

WiLAN Reports 2015 Year End and Fourth Quarter

Financial Results

•	Revenue and earnings increase for third straight year
•	WiLAN to implement Normal Course Issuer Bid, subject to regulatory approval

OTTAWA, Canada – February 4, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today reported financial results for the three and twelve months ended December 31, 2015. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Fourth Quarter 2015 Highlights

•	Revenues of $26.0 million, up 18%
•	Adjusted earnings* of $15.7 million, or $0.13 per basic share, representing 60% of revenue

Adjusted earnings increased 30% from Q4 2014

•	GAAP net earnings of $3.0 million, or $0.02 per basic share
•	Returned $4.8 million to shareholders in dividend payments
•	Signed 16 licenses
•	Acquired a portfolio of more than 3,000 patents from Freescale Semiconductor Inc.
•	Announced restructuring of operations, which is expected to save approximately $8.0 to $10.0 million in annual expenses

Fiscal 2015 Highlights

•	Revenues of $102.9 million, up 5%
•	Adjusted earnings* of $59.6 million, or $0.49 per basic share, representing 58% of revenue. Adjusted earnings increased 2% from 2014
•	GAAP net earnings of $10.0 million, or $0.08 per basic share, up 3%
•	Backlog (future revenues from signed patent license agreements) at December 31, 2015 was in a range of $175.0 to $205.0 million
•	Returned $20.1 million to shareholders in dividend payments
•	Cash and cash equivalents and short-term investments at December 31, 2015 was $94.6 million
•	Signed 45 licenses, including six renewals
•	Signed eleven partnership agreements with patent owners, whereby we license their patents in exchange for sharing in any corresponding licensing consideration
•	Acquired a portfolio of more than 7,000 Qimonda patents from Infineon Technologies AG

Subsequent to Fourth Quarter 2015

•

The Board has approved the implementation of a Normal Course Issuer Bid to repurchase for cancellation up to 10% of the publicly held issued and outstanding common shares of the Company, subject to the

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receipt of regulatory and other approvals.

“In 2015 we delivered revenue and earnings growth, and made considerable progress operationally to position the business for long-term growth,” said Jim Skippen, CEO of WiLAN. “We signed eleven new partner agreements, which is a low-cost and low-risk way for us to acquire new patent portfolios, bringing our total to more than 50 programs covering nine industry verticals. We signed 45 patent license agreements, including 16 in Q4 alone. And the acquisition of the Qimonda and Freescale patent portfolios combined to add more than 10,000 high quality patents to our portfolio. We now have more than five times the number of patents than we did just a year ago, which we expect to be a key factor for driving future growth.”

Mr. Skippen continued: “The decision made in Q4 to restructure the business was a difficult, yet necessary one, in order to position WiLAN where we believe it needs to be for growth and to create long-term shareholder value. We have emerged as a leaner organization with a strong balance sheet, significant capacity to grow and a large portfolio of high quality patents. Taken together, we believe we are well-positioned to invest in the business in order to capitalize on the substantial opportunity in the IP market.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share to be paid on April 6, 2016, to shareholders of record on March 22, 2016.

Backlog Update

At December 31, 2015, the Company‘s estimated backlog position was in a range of $175.0 to $205.0 million. WiLAN’s backlog consists of the value of signed license agreements characterized as having fixed periodic payments, plus management's estimate of revenues to be reported and collected under signed running royalty license agreements. The Company expects the majority of these revenues to be collected over the next three fiscal years with some license agreements extending to more than seven years.

Fourth Quarter and Fiscal Year 2015 Revenue Review

In the three month period ended December 31, 2015, WiLAN generated revenues of $26.0 million, compared with $22.1 million in the three month period ended December 31, 2014. In the twelve month period ended December 31, 2015, WiLAN generated revenues of $102.9 million, compared with $98.3 million in the twelve month period ended December 31, 2014.

The increase in revenues is primarily attributable to an increase of one-time lump sum payment license agreements signed during the quarter and fiscal year, which were partially offset by the completion of certain fixed payment license agreements. For the twelve months ended December 31, 2015, the top ten licensees accounted for 76% of revenues, whereas in fiscal 2014 the top ten licensees accounted for 74% of revenues.

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Fourth Quarter and Fiscal Year 2015 Operating Expense Review

Cost of revenue expenses

In the three month period ended December 31, 2015, cost of revenue totaled $18.1 million compared with $16.5 million in the same period last year. In the twelve month period ended December 31, 2015, cost of revenue was $70.4 million, compared with $63.2 million in the twelve month period ended December 31, 2014.

The increase in expenses is due to our ongoing efforts to monetize and defend our growing patent portfolio. The rise was primarily attributable to an increase in litigation costs, patent maintenance, prosecution and evaluation expenses, contingent partner payments and legal fees, and amortization expense. The increase was partially offset by a decrease in compensation and benefits as a result of lower accrued variable compensation costs, stock-based compensation, and travel costs.

	Three months ended		Twelve months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Compensation and benefits	$1,289	$1,862	$6,680	$7,883
Litigation	2,091	3,471	13,203	9,908
Patent maintenance, prosecution, and evaluation	1,999	1,769	7,715	6,864
Contingent partner payments and legal fees	2,400	89	3,617	1,704
Amortization of patents	9,979	8,774	37,723	34,400
Stock-based compensation	94	125	460	840
Other	249	370	1,002	1,602
	$18,101	$16,460	$70,400	$63,201

For the three months ended December 31, 2015, litigation expenses amounted to $2.1 million compared with $3.5 million for the same period last year. Fourth quarter 2015 litigation expenses were below the mid-point of guidance provided in the Company’s third quarter 2015 financial results press release of $2.0 to $2.5 million.

In the twelve month period ended December 31, 2015, litigation expenses were $13.2 million, compared with $9.9 million in the twelve month period ended December 31, 2014. The increase in litigation expenses in 2015 is attributable to an increase in the level of litigation activities in comparison to 2014.

Litigation expenses are expected to vary from period to period due to the variability of litigation activities and shared risk fee arrangements with our law firms. We expect a decrease in litigation expenses in fiscal 2016 as a result of the expected level of litigation activities and the corresponding fee arrangements.

Patent maintenance and prosecution expenses increased over the same period last year as a result of the increased number of patents and applications the Company currently maintains. The Company is actively working to reduce the number of non-core patents in its portfolio through a combination of strategic sales, lifetime licenses, and in certain cases the abandonment of several patents and applications.

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Marketing, general, and administration expenses (“MG&A”)

In the fourth quarter ended December 31, 2015, MG&A expenses amounted to $1.6 million, or 6% of revenue, compared with $2.1 million, or 10% of revenue, in the fourth quarter ended December 31, 2014. For the twelve months ended December 31, 2015, MG&A expenses amounted to $7.5 million, or 7% of revenue, as compared to $10.6 million, or 11% of revenue, in 2014.

The quarterly and annual decreases in MG&A spending are both primarily attributable to a decrease in compensation and benefits and stock-based compensation, as well as lower overall spending in all other categories.

	Three months ended		Twelve months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Compensation and benefits	$844	$1,057	$3,608	$4,258
Depreciation	102	114	422	568
Stock-based compensation	47	235	307	1,181
Public company costs	219	164	1,199	1,999
Facilities	136	164	575	689
Other	235	397	1,351	1,870
	$1,583	$2,131	$7,462	$10,565

Research and development expenses (“R&D”)

In the fourth quarter ended December 31, 2015, R&D expenses amounted to $0.4 million compared with $0.6 million in the fourth quarter ended December 31, 2014. For the twelve months ended December 31, 2015, R&D expenses amounted to $2.4 million compared to $2.4 million in 2014.

The restructuring activities, which commenced in October 2015, resulted in the elimination of our R&D activities; therefore, we do not expect to incur any expenses related to R&D beginning in the first quarter of fiscal 2016.

Foreign Exchange

In the fourth quarter ended December 31, 2015, the Company incurred a foreign exchange loss of $0.1 million compared with a loss of $0.7 million in the fourth quarter ended December 31, 2014. For the twelve months ended December 31, 2015, the Company incurred a foreign exchange loss of $3.0 million compared to $2.0 million in 2014.

Unrealized foreign exchange gains and losses result from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at year end as well as the revaluation of foreign exchange contracts held at quarter end.

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Impairment of assets

The Company recorded a non-cash, pre-tax charge for asset impairment of $1.7 million for the three months ended December 31, 2015. As part of the restructuring undertaken in the fourth quarter, the Company terminated certain licensing programs, which resulted in the carrying value of the patent portfolios associated with those licensing programs to become fully impaired.

Restructuring charges

The Company recorded a charge of $1.3 million for the three months ended December 31, 2105. The charge was related to the restructuring undertaken during the quarter, and consists primarily of termination costs related to the workforce reduction. As at December 31, 2015, $0.5 million remains on the balance sheet as a liability.

Fourth Quarter and Fiscal Year 2015 Earnings Review

In the fourth quarter ended December 31, 2015, WiLAN generated adjusted earnings of $15.7 million or $0.13 per basic share, compared with $12.2 million or $0.10 per basic share, in the same period last year. In the twelve months ended December 31, 2015, WiLAN generated adjusted earnings of $59.6 million or $0.49 per basic share, compared with $58.7 million or $0.49 per basic share, in 2014. The increase in adjusted earnings for the fourth quarter and fiscal 2015 is primarily attributable to increased revenues.

The Company’s GAAP earnings amounted to $3.0 million, or $0.02 per basic share, in the three month period ended December 31, 2015 compared with GAAP earnings of $0.5 million, or Nil per basic share, in the same period last year. For 2015, GAAP earnings amounted to $10.0 million, or $0.08 per basic share, compared with GAAP earnings of $9.7 million, or $0.08 per basic share, in 2014.

Fourth Quarter Fiscal Year 2015 Balance Sheet and Cash Flow Review

At December 31, 2015, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $94.6 million, representing a decrease of $33.1 million from the cash position at December 31, 2014. The decrease is primarily attributable to patent acquisition costs totaling $56.1 million and the payment of dividends totaling $20.1 million, which were partially offset by cash generated from operations of $43.5 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

Fiscal 2016 Financial Guidance

Cash operating expenses for the first quarter 2016 are expected to be in the range of $8.5 million to $10.0 million, of which $1.5 million to $2.0 million is expected to be litigation expense. These expenses exclude any contingent partner payments and contingent legal fees.

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PRESS RELEASE

Conference Call Information – February 4, 2016 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time. WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will host the call.

Calling Information

A live audio webcast will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=174507
•To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)

•To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=174351 and accessible by telephone until 11:59 PM ET on May 4, 2016.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13624523

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. Founded in 1992, WiLAN is listed on the TSX and NASDAQ. For more information: www.wilan.com.

Non-GAAP Disclosure*

WiLAN follows U.S.GAAP in preparing its interim and annual financial statements. We use the term “adjusted earnings” and “adjusted earnings per share” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other charges all as disclosed in the reconciliation of net earnings/loss to adjusted earnings included in this press release. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. Adjusted earnings is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “which is expected to save”, “backlog (future revenues from signed patent license agreements) at December 31, 2015 was”, “we believe”, “the Company’s estimated backlog position is in a range of”, “management’s estimate of revenues to be reported and collected”, “the Company expects”, “litigation expenses are expected to vary”, “we expect a decrease in litigation expenses”, “the Company is actively working to reduce”, “we do not expect to incur”, “are expected to be”, “is expected to be”, “the company is actively working to” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies,

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as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The above targets reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain expense items, such as new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Dave Mason

Investor Relations

T: 613.688.1693

E: dave.mason@loderockadvisors.com

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Wi-LAN Inc.

Consolidated Statements of Operations

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Revenue
Royalties	$26,017	$22,102	$102,855	$98,311

Operating expenses
Cost of revenue	18,101	16,460	70,400	63,201
Research and development	412	572	2,430	2,416
Marketing, general and administration	1,583	2,131	7,462	10,565
Foreign exchange loss	91	684	2,985	2,038
Impairment of assets	1,747	-	1,747	-
Restructuring charges	1,302	-	1,302	-
Total operating expenses	23,236	19,847	86,326	78,220
Earnings from operations	2,781	2,255	16,529	20,091

Investment income	97	131	428	533
Earnings before income taxes	2,878	2,386	16,957	20,624
Provision for (recovery of) income tax expense
Current	1,140	915	4,013	4,623
Deferred	(1,269)	953	2,908	6,290
	(129)	1,868	6,921	10,913
Net and comprehensive earnings	$3,007	$518	$10,036	$9,711

Earnings per share
Basic	$0.02	$0.00	$0.08	$0.08
Diluted	$0.02	$0.00	$0.08	$0.08

Weighted average number of common shares
Basic	120,817,531	120,215,989	120,713,535	120,103,422
Diluted	120,817,531	120,415,297	120,720,171	120,368,583

(in thousands of United States dollars, except share and per share amounts)

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Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2015	December 31, 2014
Current assets
Cash and cash equivalents	$93,431	$126,311
Short-term investments	1,120	1,336
Accounts receivable	8,436	2,198
Prepaid expenses and deposits	1,607	494
	104,594	130,339

Loan receivable	1,497	1,268
Property and equipment, net	1,614	1,894
Patents, net	155,213	146,485
Deferred tax asset	17,677	20,585
Goodwill	12,623	12,623
	$293,218	$313,194

Current liabilities
Accounts payable and accrued liabilities	$23,205	$18,915
Current portion of patent finance obligations	8,085	17,418
	31,290	36,333

Patent finance obligations	19,895	27,465
Success fee obligation	655	3,639
	51,840	67,437

Shareholders' equity
Capital stock	427,781	426,037
Additional paid-in capital	16,549	16,375
Accumulated other comprehensive income	16,225	16,225
Deficit	(219,177)	(212,880)
	241,378	245,757
	$293,218	$313,194

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Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Cash generated from (used in)
Operations
Net earnings	$3,007	$518	$10,036	$9,711
Non-cash items
Stock-based compensation	145	362	847	2,081
Depreciation and amortization	10,086	8,952	38,164	35,139
Foreign exchange loss	186	430	1,339	1,082
Loss on disposal of assets	15	-	15	1
Impairment of assets	1,747	-	1,747	-
Deferred income tax (recovery) expense	(1,269)	953	2,908	6,290
Accrued investment income	(64)	(54)	(229)	(193)
Changes in non-cash working capital balances
Accounts receivable	(4,202)	4,144	(6,238)	9,801
Prepaid expenses and deposits	(674)	982	(1,113)	98
Payments associated with success fee obligation	(737)	(869)	(3,736)	(4,032)
Accounts payable and accrued liabilities	2,437	(630)	(208)	(1,349)
Cash generated from operations	10,677	14,788	43,532	58,629
Financing
Dividends paid	(4,817)	(5,366)	(20,082)	(18,725)
Common shares repurchased under normal course issuer bid	-	(49)	(329)	(472)
Common shares issued for cash on the exercise of options	-	63	1,269	759
Common shares issued for cash from Employee Share Purchase Plan	50	82	131	171
Cash used in financing	(4,767)	(5,270)	(19,011)	(18,267)
Investing
Sale of short-term investments	-	48	-	121
Purchase of property and equipment	(9)	(51)	(178)	(422)
Repayment of patent finance obligations	(3,533)	(6,220)	(18,127)	(8,865)
Purchase of patents	(3,270)	(1,265)	(37,973)	(34,197)
Cash used in investing	(6,812)	(7,488)	(56,278)	(43,363)
Foreign exchange loss on cash held in foreign currency	(145)	(430)	(1,123)	(1,082)

Net cash and cash equivalents (used) generated in the period	(1,047)	1,600	(32,880)	(4,083)
Cash and cash equivalents, beginning of the period	94,478	124,711	126,311	130,394
Cash and cash equivalents, end of the period	$93,431	$126,311	$93,431	$126,311

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Wi-LAN Inc.

Consolidated Statement of Shareholders’ Equity

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2013	$425,238	$14,635	$16,225	$(202,989)	$253,109

Comprehensive earnings:
Net earnings	-	-	-	9,711	9,711
Shares and options issued:
Stock-based compensation expense	-	2,081	-	-	2,081
Exercise of stock options	1,160	(401)	-	-	759
Sale of shares under Employee Share Purchase Plan	171	-	-	-	171
Shares repurchased under normal course issuer bid	(532)	60	-	-	(472)
Dividends declared	-	-	-	(19,602)	(19,602)
Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive earnings:
Net earnings	-	-	-	10,036	10,036
Shares and options issued:
Stock-based compensation expense	-	847	-	-	847
Exercise of stock options	2,056	(787)	-	-	1,269
Sale of shares under Employee Share Purchase Plan	131	-	-	-	131
Shares repurchased under normal course issuer bid	(443)	114	-	-	(329)
Dividends declared	-	-	-	(16,333)	(16,333)
Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(in thousands of United States dollars, except share and per share amounts)

	Three months ended		Twelve months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Net earnings under GAAP	$3,007	$518	$10,036	$9,711

Adjusted for:
Unrealized foreign exchange (gain) loss	(425)	482	605	892
Depreciation and amortization	10,086	8,952	38,164	35,139
Stock based compensation	145	362	847	2,081
Loss on disposal of assets	15	-	15	1
Impairment of assets	1,747	-	1,747	-
Restructuring charges	1,302	-	1,302	-
Income tax (recovery) expense	(129)	1,868	6,921	10,913
Adjusted earnings	$15,748	$12,182	$59,637	$58,737

Weighted average number of common shares (1)
Basic	120,817,531	120,215,989	120,713,535	$120,103,422

Adjusted earnings per basic share	$0.13	$0.10	$0.49	$0.49
Earnings per basic share under GAAP	$0.02	$0.00	$0.08	$0.08

1. Weighted average number of commons shares used in the calculation of adjusted earnings per basic share and earnings per basic share under GAAP.

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